

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

Via E-mail
James Whang, Treasurer
Fixed Income Client Solutions LLC
214 N. Tryon Street, Suite 2636
Charlotte, NC 28202

> **Re: Fixed Income Trust for Goldman Sachs Subordinated Notes, Series 2011-1**
> **Form 10-D**
> **Filed April 3, 2013**
> **File No. 001-35324**

Dear Mr. Whang:

      We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to our comment, we may have additional comments.

Exhibit 99.1 to Form 10-D

1. We note that your distribution report does not disclose the distributions accrued and paid on the asset-backed securities and any shortfalls or carryovers. Please confirm that in future filings your distribution report will provide such disclosure. Refer to Item 1121(a)(3)(iii) of Regulation AB.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262 or me at (202) 551-3225 with any other questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Mark R. Riccardi, Esq.
        Chapman and Cutler LLP